Butter & Crumble

Profit and Loss
January 1 - December 30, 2021

	TOTAL
Income	
Less Discounts/Refunds Provided	
Refunds To Customers	-179.58
Total Less Discounts/Refunds Provided	**-179.58**
Revenue	
GoFundMe.com	972.32
Sales	43,099.36
Sales of Product Income	139,183.72
Total Revenue	**183,255.40**
Total Income	**$183,075.82**
Cost of Goods Sold	
Cost of Goods Sold	
Purchases-COGS	
Add-On Products-COGS	1,223.07
Total Purchases-COGS	**1,223.07**
Supplies & Materials-COGS	
Ingredients-COGS	40,151.89
Job Supplies-COGS	2,093.89
Packaging-COGS	4,266.59
Total Supplies & Materials-COGS	**46,512.37**
Total Cost of Goods Sold	**47,735.44**
Total Cost of Goods Sold	**$47,735.44**
GROSS PROFIT	**$135,340.38**
Expenses	
Advertising & Marketing	123.90
Bank Charges & Fees	120.00
Bank Service Charges	232.02
Merchant Discount Fees	703.83
PayPal Fees	1,675.83
Total Bank Charges & Fees	**2,731.68**
Charitable Contributions	142.80
Cleaning & Janitorial Services	416.00
Company Event Expenses	113.53
Equipment<$2500<1YrLf	-97.21
Equipment-Restaurant<$2500<1YrLf	4,880.59
Software Recurring Fees	534.78
Total Equipment<$2500<1YrLf	**5,318.16**
Freight-out-(Shipping & Handling)	1,040.31

Butter & Crumble

Profit and Loss
January 1 - December 30, 2021

	TOTAL
Insurance (Other Than Health)	
Insurance-Liability-General	1,568.00
Total Insurance (Other Than Health)	**1,568.00**
Internet Expenses	451.82
Legal & Professional Services	
Legal Fees	250.00
Tax Prep Fees	100.00
Total Legal & Professional Services	**350.00**
Office Supplies	103.83
Outside Services	
Bookkeeping Services	0.00
Computer Consulting Fees	665.00
Day Labor	2,267.75
Delivery Services	12,107.93
Linens	715.62
Pest Control Services	535.00
Trash	4,242.38
Website Consulting Fees	2,060.00
Total Outside Services	**22,593.68**
Postage & Delivery-Admin	5.50
Rent & Lease Expenses	26,595.00
Repairs & Maintenance	
Repairs & Maint-Bldg	1,997.00
Total Repairs & Maintenance	**1,997.00**
Taxes & Licenses	56.00
Federal Tax	15,264.73
Licenses & Permits	162.00
Sales Tax	35.00
State Tax	2,463.42
Total Taxes & Licenses	**17,981.15**
Uniforms	158.22
Total Expenses	**$81,690.58**
NET OPERATING INCOME	**$53,649.80**
Other Income	
Other Income	
Tips Income	12.00
Total Other Income	**12.00**
Total Other Income	**$12.00**
NET OTHER INCOME	**$12.00**
NET INCOME	**$53,661.80**

Butter & Crumble

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Accounts (Cash On Hand)	
BofA-Checking-AdvPlus-1404	15,941.28
PayPal Bank	2,941.86
Total Bank Accounts (Cash On Hand)	**18,883.14**
QuickBooks Checking Account	0.00
Total Bank Accounts	**$18,883.14**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$18,883.14**
TOTAL ASSETS	**$18,883.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Cards	
BofA-MC-Corporate Cards	0.87
BofA-MC-0851	-15,255.74
BofA-MC-4900	11,734.00
Total BofA-MC-Corporate Cards	**-3,520.87**
Total Credit Cards	**-3,520.87**
Total Credit Cards	**$ -3,520.87**
Total Current Liabilities	**$ -3,520.87**
Total Liabilities	**$ -3,520.87**

Butter & Crumble

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
Opening Balance Equity	0.00
Owner's Accumulated Adjustments	-44,400.00
BofA-Checking-9697-Equity	-363.00
Draws/Investments	-30,601.88
Total Owner's Accumulated Adjustments	**-75,364.88**
Retained Earnings	44,178.64
Net Income	53,590.25
Total Equity	**$22,404.01**
TOTAL LIABILITIES AND EQUITY	**$18,883.14**

Butter & Crumble

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	53,590.25
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-12.00
Credit Cards:BofA-MC-Corporate Cards:BofA-MC-0851	-15,255.74
Credit Cards:BofA-MC-Corporate Cards:BofA-MC-4900	11,734.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,533.74**
Net cash provided by operating activities	**$50,056.51**
FINANCING ACTIVITIES	
Owner's Accumulated Adjustments	-44,400.00
Owner's Accumulated Adjustments:Draws/Investments	-5,950.00
Net cash provided by financing activities	**$ -50,350.00**
NET CASH INCREASE FOR PERIOD	**$ -293.49**
Cash at beginning of period	19,176.63
CASH AT END OF PERIOD	**$18,883.14**